EXHIBIT 8.1

List of Principal Subsidiaries

Principal Subsidiaries	Place of Incorporation
Dingdong Fresh Holding Limited	British Virgin Islands
Dingdong Fresh (Hong Kong) Limited	Hong Kong
Shanghai 100me Internet Technology Co., Ltd.	PRC
Baqianlilu (Wuxi) Network Technology Co., Ltd.	PRC
Yihengyishu (Shanghai) E-Commerce Co., Ltd.	PRC
Chizhiyiheng (Shanghai) E-commerce Co., Ltd.	PRC
Shilaiyunzhuan (Hangzhou) E-commerce Co., Ltd.	PRC
Shishishun (Shenzhen) E-commerce Co., Ltd.	PRC
Shishishun (Jiangsu) E-Commerce Co., Ltd.	PRC
Chaolizhi (Jiangsu) E-Commerce Co., Ltd.	PRC
Beijing Bujiangjiu E-Commerce Co., Ltd.	PRC
Shanghai Yushengbaigu Food Co., Ltd.	PRC
Chizhiyiheng (Nanjing) Supply Chain Co., Ltd.	PRC